LoCorr Investment Trust
c/o U.S. Bank Global Fund Services
615 E. Michigan Street
Milwaukee, WI 53202

October 1, 2024

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, DC 20549

Re:	LoCorr Investment Trust (the “Trust”)
Registration Nos.: 333-171360, 811-22509
LoCorr Strategic Allocation Fund (S000086678)

Dear Sir or Madam:

Pursuant to Rule 477(a) under the Securities Act of 1933, as amended (the “1933 Act”), the Trust, on behalf of the LoCorr Strategic Allocation Fund (the “Fund”), respectfully requests the withdrawal of the following Post-Effective Amendment to the Trust’s Registration Statement on Form N-1A:

Post-Effective Amendment Number	Dated Filed	Submission Type	Accession Number
60	6/7/2024	485APOS	0000894189-24-003544

Post-Effective Amendment No. 60 was filed for the purpose of registering the Fund as a new series of the Trust. The Trust is filing this application for withdrawal because the Trust has determined related performance information was not included in the initial Registration Statement filing for the Fund, and will submit a new Post-Effective Amendment filing to include related performance information. Post-Effective Amendment No. 60 has not yet become effective and no securities have been sold in connection with Post-Effective Amendment No. 60. Based upon the foregoing, the Trust believes that withdrawal of Post-Effective Amendment No. 60 is consistent with the public interest and the protection of investors.

Pursuant to the requirements of Rule 478 of the 1933 Act, this application for withdrawal of the Post-Effective Amendment set forth above has been signed by the President of the Trust on this 1st day of October, 2024.

If you have any questions regarding this application for withdrawal, please do not hesitate to contact Ryan Charles at (520) 260-1845 or ryan.charles1@usbank.com.

Sincerely,

/s/ Kevin M. Kinzie
Kevin M. Kinzie
President
LoCorr Investment Trust